


QRSciences
Holdings Limited

March 1, 2005

By Hand Delivery

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of February, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Rob Orr at + 61 8 9358 011 or rorr@qrsholdings.com.

Yours Faithfully,

Rob Orr

Rob Orr
Company Secretary

Attachments

dlw 3/23

Exhibit Index on Page 2

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 31 January to 28 February 2005.

Doc Date	Headline	Pages
31/01/05	Appendix 4C – Quarterly Report	6
7/02/05	QRSciences Holdings takeover update	3
15/02/05	QRSciences Holdings ADR trading	3
17/02/05	QRSciences Holdings takeover notice	2
17/02/05	QRSciences Holdings takeover update – moves through 90%	2
28/02/05	Appendix 4D Half Yearly Report	28

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 31/01/05
Document Ref (QRS Holdings Reference): 215
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

Quarter ended ("current quarter")

31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6months) $A'000
1.1	Receipts from customers		37	123
1.2	Payments for	(a) staff costs	(819)	(1,574)
		(b) advertising and marketing	-	-
		(c) research and development	(703)	(1,205)
		(d) leased assets	-	-
		(e) other working capital	(704)	(1,207)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		34	73
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(2,155)	(3,790)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,155)**	**(3,790)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(16)	(16)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(16)	(16)
1.14	**Total operating and investing cash flows**	(2,171)	(3,806)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	313	5,985
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	313	5,985
	Net increase (decrease) in cash held	(1,858)	2,179
1.21	Cash at beginning of quarter/year to date	6,741	2,704
1.22	other adjustments		
1.23	**Cash at end of quarter**	4,883	4,883

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter SA'000	Previous quarter SA'000
4.1 Cash on hand and at bank	4,883	6,741
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	4,883	6,741

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: 31/01/05
(Company Secretary)

Print name: Rob Orr

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 07/02/05
Document Ref : 216
Release Time: Immediate
Subject: QRSciences Holdings takeover update

News Release

QRSciences Holdings takeover update

PERTH, February 7, 2005 –

QRSciences Holdings Limited ("**Holdings**") has today given notice to QR Sciences Limited ("**QRL**") under section 654C of the Corporations Act 2001 that Holdings' voting power in QRL has exceeded 75%.

As at the close of business (WST) 4 February 2005, the voting power of Holdings in QRL was approximately 87.6% comprising 28,972,501 ordinary shares in QRL out of a total 33,058,380 ordinary shares in QRL presently on issue.

"We are pleased with the level of acceptances, and encouraged by the support of the shareholders at the recent General Meeting and excited by the acceleration in take-up over the past few days" said Holdings Director Mr. Gary Pennefather.

Holdings Chairman, Kevin Russeth, added "that the strong level of support for the offer and the unification of the companies, from the majority of both Holdings and QRL shareholders is very encouraging and helpful to the Company as it enters its next stage moving into the international commercial and financial markets."

"Holdings is confident that it will achieve the 90% minimum acceptance condition associated with the offer" concluded Mr. Pennefather.

The takeover offer closes on February 22, 2005.

QRSciences, a world leader in the development of Quadrupole Resonance (QR) based advanced explosive and other contraband detection systems, has gone from strength to strength in the twelve months to February 2005. The company has announced a series of agreements, including those with the U.S. Transportation Security Administration (TSA) and the China Institute of Atomic Energy (CIAE).

Later this month, Holdings' shares will commence trading in the U.S. over-the-counter (OTC) market through an American Depositary Receipt program sponsored by the Bank of New York (BoNY) allowing US based investors to hold stock for the first time in a company at the forefront of an advanced technology for the security industry.

In late 2004, QRSciences also won accolades such as the prestigious Guy Manson Award as the brightest technology prospect from Australia and New Zealand at the annual ANZA TechNet conference in San Francisco, California. As a direct result, QRSciences has been asked to exhibit at the upcoming, prestigious and invitation only Demo 15 event in Scottsdale, Arizona. The Demo 15 event showcases only the leading edge technologies being launched in the US marketplace.

"The period 2004/2005 has been an exciting time for Holdings and QRL. In that period we have laid the groundwork and established a position as the world leader in our field of expertise. We expect that during the course of the next 12 months the company's profile will continue to grow on the world stage," concluded Holdings Chairman, Kevin Russeth.

Shareholders in Holdings recently converted 11,149,626 options expiring on 12 January 2005 to raise $2,246,925 to increase Holdings' cash position. Holdings and Ord Minnett Limited have determined not to proceed with the underwriting of the shortfall of the unexercised options representing a further 9,000,000 shares or $ 1,800,000.

About QRSciences Limited

QRSciences Limited, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com
or call +61-8-9351-1200


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 15/02/05
Document Ref : 217
Release Time: Immediate
Subject: QRSciences Holdings ADR trading


Sciences
Holdings Limited

QRSciences Holdings Limited American Depository Receipt trading

QRSciences Holdings Limited advises that American Depository Receipt's (ADR) are now available for trading in the US over the counter (OTC) market. Please find attached an announcement made by the Bank of New York confirming the Ticker symbol.

For more information about QRSciences please visit www.qrsciences.com or call +61-8-9351-1200



NEW DR ANNOUNCEMENT

FROM THE BANK OF NEW YORK

[illegible] Issuer Services
Depositary Receipts Division
February 11, 2005

QRSciences Holdings Limited

QRSciences Holdings Limited is a holding company for QRSciences Limited which is a physical science research and development company based in Perth, Western Australia. QRSciences Limited designs and develops systems, sub-systems, components and software for security related applications. One of the Co.'s primary research focuses is Quadrupole Resonance (QR). QR is a next generation technology that uses radio frequency spectroscopy techniques to detect and identify a wide range of materials and compounds.

Effective Date:	February 11, 2005
Country of Incorporation:	Australia
Exchange:	OTC
Ticker Symbol:	QRSHY
CUSIP Number:	74730G106
Ratio:	1 ADR: 20 Ordinary Shares
Underlying Share Description:	Ordinary
Industry Classification:	Electron.&ElectricEq
Local Custodian(s):	Australia and New Zealand Banking Group Ltd
	National Australia Bank Ltd

For additional information please visit our website at www.adrbny.com or contact:

New York
[illegible]

London
[illegible]

Depositary Receipts are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by The Bank of New York, and are subject to investment risks, including possible loss of principal amount invested.


THE
BANK OF
NEW
YORK


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 17/02/05
Document Ref : 218
Release Time: Immediate
Subject: QRSciences Holdings takeover notice

QRSciences Holdings notice

PERTH, February 17, 2005 –

NOTICE – ASX LISTING RULE 3.2

QRSciences Holdings Limited ("**Holdings**") gives notice of the following information for the purposes of ASX Listing Rule 3.2:

- Holdings has extended the offer period under its offers dated 24 December 2004 for all of the ordinary shares in QR Sciences Limited ("**QRL**") ("Offers") to 5.00 pm (Perth time) on 8 March 2005 ("Extension");
- Holdings and its associates had a relevant interest in 56.47% of the ordinary shares of QRL when the Offers were first made; and
- as at the date of the Extension, Holdings and its associates have a relevant interests in 90.36% of the ordinary shares of QRL.


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 17/02/05
Document Ref : 219
Release Time: Immediate
Subject: QRSciences Holdings takeover update –moves through 90%

QRSciences Holdings moves through 90%

PERTH, February 17, 2005 –

NOTICE OF INCREASE IN VOTING POWER
SECTION 654C OF THE CORPORATIONS ACT

QRSciences Holdings Limited ("**Holdings**") has today given notice to QR Sciences Limited ("**QRL**") under section 654C of the Corporations Act 2001 that Holdings' voting power in QRL has exceeded 90%.

As at the close of business (WST) 16 February 2005, the voting power of Holdings in QRL was approximately 90.36% comprising 29,872,392 ordinary shares in QRL out of a total 33,058,380 ordinary shares in QRL presently on issue.

"We are pleased to exceed the 90% level of acceptances, and encouraged by the support of the shareholders" said Holdings Chairman, Kevin Russeth, he added "that the strong level of support for the offer and the unification of the companies, from the majority of both Holdings and QRL shareholders is very satisfying."

It is the intention of Holdings to proceed to compulsorily acquire any remaining QRL Shares once the offer has closed.

About QRSciences Limited

QRSciences Limited, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com
or call +61-8-9351-1200

Appendix 4D

Half yearly report

Name of entity

QRSciences Holdings Limited

ABN or equivalent company reference	Half year ended ('current period')
27 009 259 876	**31 December 2004**

For announcement to the market

Extracts from this report for announcement to the market.

				$A'000
Revenues from ordinary activities	Up	362%	to	365
(Loss) from ordinary activities after tax attributable to members	Up	157%	to	(2,722)
Net (Loss) for the period attributable to members	Up	157%	to	(2,722)

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend	No dividend has been declared or paid.

Brief explanation of any of the figures reported above and short details of any other item(s) of importance not previously released to the market:

Refer attached Half Year financial report

NTA backing	Current period	Previous corresponding Period
Net tangible asset backing per +ordinary security	2¢	3¢

Control gained over entities having material effect

Name of entity (or group of entities)	No entities have been acquired during the half year

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	
Date from which such profit has been calculated	
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

Name of entity (or group of entities)	No entities were disposed of during the half year

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
Date to which the profit (loss) in item 14.2 has been calculated	
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Details of dividends: No dividends have been declared or proposed.

Details of associates and joint venture entities: N/A

Foreign entities: N/A

Details of audit disputes or audit qualifications: N/A

Other significant information: Refer to the attached reviewed Half Year financial report.

Audited accounts: The report is based on the attached Half Year financial report which has been reviewed.

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2004
ABN 27 009 259 876



Sciences

Holdings Limited
and controlled entities

QRSciences Holdings Limited
is incorporated in Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS:	
	Kevin Russeth Gary Pennefather Simon Bedford
SECRETARY:	Rob Orr
REGISTERED OFFICE:	Level 32 2 The Esplanade Exchange Plaza Perth WA 6000 Telephone: 618- 9358-5011 Facsimile: 618-9358-5022
SHARE REGISTRY:	ComputerShare Investor Services Pty Limited Level 2 45 St George's Terrace Perth WA 6000
AUDITORS:	Moore Stephens BG Chartered Accountants Level 3 12 St George's Terrace Perth WA 6000
BANKERS:	Commonwealth Bank of Australia Limited 150 St George's Terrace Perth WA 6000

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CHAIRMANS REPORT

Dear Shareholder

The last six months has been increasingly busy and productive as we continue to actively manage and build our investment in QRSciences Limited ("QRSciences")

QRSciences Investment

QRSciences Holdings Limited's ("the Company" or "Holdings") primary focus is to actively fund and manage its investment in QRSciences. QRSciences is a physical sciences research and development company headquartered in Perth, Western Australia. QRSciences is concentrating on commercialising applications based on a next generation technology known as Quadrupole Resonance ("QR") or Zero-field NMR. QR uses radio waves to inspect and identify materials by their unique molecular characteristics and QR signature. QR can detect a range of explosives, and potentially narcotics, biochemical agents and pharmaceuticals.

The Company is building its investment, funding and managing QRSciences as it transitions from a Research & Development Company to a commercial licensing and product development company.

The Company has increased the existing partly Secured Loan Facility to QRSciences to approximately $9.2 million and extended the repayment date to 30 June 2005.

Acquisition of shares in QRSciences Limited

The Company holds the investment in its controlled entity at cost $17,259,121 as at 31 December 2004.

The Company announced in October 2004 its intention to make a takeover offer for all of the remaining issued fully paid ordinary shares in QR Sciences not currently owned by Holdings.

Under the terms of the takeover offer, QR Sciences shareholders will be offered 6 preference shares plus 1 listed option in Holdings for every two fully paid ordinary shares in QR Sciences.

The preference shares to be issued to each accepting QR Sciences shareholder will be comprised equally of A and B Preference Shares ("Preference Shares"). A and B Preference Shares will have the same rights except that:

- A Preference Shares automatically convert into Holdings Shares on a one for one basis on 31 December 2005; and
- B Preference Shares automatically convert into Holdings Shares on a one for one basis on 31 December 2006.

No application will be made for official quotation of the Preference Shares on ASX.

The option will be exercisable into one Holdings Share at 40 cents on or before 12 January 2006 ("Holdings Option"). Application for quotation of the Holdings Option on ASX will be made on issue.

The Company gave notice on February 15 2005 declaring that its takeover offer was free from the conditions set out in Holdings' bidder's statement.

The Company's voting power in QRSciences at the time of this report was 91.2%. Holdings intend to compulsorily acquire the remaining QRSciences Shares at the completion of the offer.

CHAIRMANS REPORT (contd)

Trading in American Depository Receipts

The Company announced in November 2004 and confirmed in February 2005 that it will be entering the US financial markets with Level 1 American Depository Receipts "ADR's" a mechanism that will facilitate the trade of the Company's shares on the US over-the-counter market. The move should create more visibility in the U.S. capital markets and assist the Company in getting broader coverage across the U.S. investment community in general.

Employee Share Plan

In a shareholder meeting held on 26 November 2004 shareholders adopted the Company Employee Share Plan and approved the issue of 13,600,000 shares under the Plan. The Plan was proposed as recognition that motivating and retaining staff and Directors is critical to its business. Under the Plan, Company Shares will be offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the company's future growth and gives them an incentive to contribute to that growth. The Company Shares will be issued to the eligible employee for no consideration and will be subject to specified restriction periods. The Company Shares issued to date will be subject to the following restriction periods: - 33.3% until 1 July 2005, - 33.3% until 1 July 2006, - 33.3% until 1 July 2007. If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

Material Contracts and QRSciences Limited business progress

The last half of 2004 continued to be a busy period on the commercial front for QRSciences generating further revenues and continuing to develop relationships with the major suppliers of security equipment. In November, 2004 the Company contracted with the China Institute of Atomic Energy ("CIAE") to build a piece of equipment. The agreement builds on the Memorandum of Understanding (MOU) with the CIAE signed earlier in the year. The terms of the agreement govern the development and testing of a new screening system (based on QRSciences T3QCP model). This system is planned for inclusion as a component in a new multi-technology screening system being developed by the CIAE capable of detecting radioactive and explosive materials together with a wide range of weapons and narcotics. Following testing of the new system, the agreement also provides for the negotiation of a further joint venture or other formal commercialisation arrangements within China. While the agreement provides the company with an initial revenue stream over the course of the development and testing of the new screening system, the Board considers the significance of the agreement to be the real opportunity to move towards commercialisation of its technology in the Chinese market.

In late 2004, QRSciences won the prestigious Guy Manson Award as the brightest technology prospect from Australia and New Zealand at the annual ANZA TechNet conference in San Francisco, California. As a direct result, QRSciences was asked to exhibit at the prestigious and invitation only Demo 15 event in Scottsdale, Arizona in February 2005. The Demo 15 event showcases leading edge technologies being launched in the US marketplace.

QRSciences announced in January 2005 that it has been awarded its first prime contract with the U.S. Transportation Security Administration (TSA) an agency of the U.S. Department of Homeland Security.

Under the scope of the contract, the details of which are security sensitive, QRSciences will carry out the initial work at its Perth facility and complete the contract at a yet to be determined airport location in the United States. The multi-phase contract is valued at approximately$400,000 to QRSciences.

In January 2005 QRSciences announced it has entered into an informal agreement to promote, sell, re-brand and distribute Gilardoni Flavio srl's range of X-ray equipment in parts of the ASEAN region. Gilardoni is a leading manufacturer of X-ray equipment and OEM components for X-ray and ultrasound equipment with an established client base throughout Europe, United States, Asia and South America. QRSciences and Gilardoni expect to conclude a formal agreement over the next few months and are also investigating other ways to collaborate, particularly in respect of enhancing the performance of Gilardoni's currently deployed base of x-ray equipment.

Business Model

QRSciences announced further income in the half year period. Our momentum continues to increase and with that our revenue base is expected to grow. Over the past two years we have built a host of long term relationships throughout Europe, the U.S. and Asia.

QRSciences' business model drives revenue from four areas – licensing, equipment sales, outsourced consulting and both government and privately sourced R&D funding.

The Company is focused on key contracts, relationships and development projects that will underpin revenue for the company as we move into 2005 and the board continues to be optimistic about the long term prospects for the technology and the business.

I look forward to the challenges in front of us and will continue to keep you informed of our progress.



Kevin Russeth
Chairman

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS REPORT

The names of Directors in office at any time during or since the end of the half year are:

Kevin Russeth (Chairman)

Gary Pennefather

Simon Bedford

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity are management of QRSciences Limited.

There were no other significant changes in the nature of the economic entity's principal activities during the period.

OPERATING RESULTS

The consolidated operating loss of the economic entity after eliminating outside interests amounted to $2,722,699.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs occurred during the financial year:

The Parent entity:

In September 2004, the company completed a capital raising via a placement raising approximately $5.856 million dollars issuing 21,865,740 fully paid ordinary shares and 10,857,870 options to acquire ordinary shares at 40 cents.

The Company announced in October 2004 its intention to make a takeover offer for all of the remaining issued fully paid ordinary shares in QR Sciences Limited not currently owned by Holdings.

Under the terms of the takeover offer, QRSciences shareholders will be offered 6 preference shares plus 1 listed option in Holdings for every two fully paid ordinary shares in QRSciences.

At a General Meeting held 26 November 2004, the Company approved an Employee Share Plan and approved the issue of 13,600,000 shares under the Plan.

The Company has continued to fund its investment in QRSciences via a partly secured loan. The Company has increased the Loan Facility to QRSciences to approximately $9.2 million and extended the repayment date to 30 June 2005.

The Company holds the investment in its controlled entity at cost $17,259,121 as at 31 December 2004.

The Subsidiary entity QRSciences:

The Company's subsidiary QRSciences Limited has entered into preliminary commercial arrangements with the CIAE and Gilardoni Flavio srl's.

QRSciences applied to the British High Court seeking interpretation and clarification of a clause within the BTG contract in relation to QRScience's right to acquire ownership of the BTG patent portfolio in certain circumstances.

QRSciences has been awarded its first prime contract with the U.S. Transportation Security Administration ("TSA"), an agency of the U.S. Department of Homeland Security. Under the scope of the contract, the details of which are security sensitive, QRL will carry out the initial work at its Perth facility and complete the contract at a yet to be determined airport location in the United States. The multi-phase contract is valued at approximately $400,000 to QRSciences.

AFTER BALANCE DATE EVENTS

Since the end of the financial year, the Company has:

Continued to fund QRSciences by way of a drawdown loan facility secured by way of a fixed and floating charge over the intellectual property of QRSciences.

In January 2005, option holders in the Company converted 11,149,626 options expiring on 12 January 2005 to raise $2,246,925 to increase the Company's cash position.

The Company gave notice on February 15 2005 declaring that its takeover offer was free from the conditions set out in Holdings' bidder's statement.

Holdings' voting power in QRSciences at the time of this report was 91.2%. Holdings intend to compulsorily acquire the remaining QRSciences Shares at the completion of the offer.

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years.

DIRECTOR'S REPORT

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and Chairman's Report.

AUDITORS INDEPENDENCE DECLARATION

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 25.

Signed in accordance with a resolution of the Directors.



K Russeth
DIRECTOR
Dated at Perth this 28th day of February 2005

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Economic Entity	
		31 December 2004 $	31 December 2003 $
Revenues from ordinary activities	2	365,085	79,738
Materials and consumables used		(393,298)	(53,991)
Gain relating to acquisition of additional interest in controlled entity		-	709,230
Employee benefits expense		(1,327,821)	(1,011,714)
Depreciation and amortisation expense		(41,683)	(50,635)
Loan note facility fee		-	-
Rental expenses		(48,218)	(73,397)
Consulting expenses		(458,262)	(90,505)
Travel expense		(207,335)	(81,959)
License Fees		(261,459)	(1,000,000)
Legal expenses		(988,853)	(238,960)
Patent Costs		(258,147)	(54,926)
Insurance Costs		(33,510)	(31,425)
Directors Fees		(278,781)	(77,995)
ASX/ASIC & Share Registry Fees		(40,917)	(41,839)
Other expenses from ordinary activities		(230,286)	(280,224)
Profit (loss) from ordinary activities before income tax expense		(4,203,485)	(2,298,602)
Income tax expense relating to ordinary activities	4	-	-
Profit (loss) from ordinary activities after related income tax expense		(4,203,485)	(2,298,602)
Profit (loss) from extraordinary item after related income tax expense/(revenue)			-
Net profit (loss)		(4,203,485)	(2,298,602)
Net profit (loss) attributable to outside equity interests		(1,480,786)	(1,240,417)
Net profit (loss) attributable to members of the parent entity		(2,722,699)	(1,058,185)
Total changes in equity other than those resulting from transactions with owners as owners		(2,722,699)	(1,058,185)
Basic earnings per share (cents per share)	5	-0.02¢	-0.02¢
Diluted earnings per share (cents per share)	5	-0.02¢	-0.02¢

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Note	Economic Entity	
		31 December 2004	30 June 2004
		$	$
CURRENT ASSETS			
Cash assets	6	4,884,103	2,704,637
Prepayments		-	19,852
Receivables		412,365	515,431
TOTAL CURRENT ASSETS		5,296,468	3,239,920
NON-CURRENT ASSETS			
Receivables		-	-
Intellectual Property		29,538,170	29,538,170
Other financial assets		527,506	527,506
Property, plant and equipment		287,223	313,133
Other		4	4
TOTAL NON-CURRENT ASSETS		30,352,903	30,378,813
TOTAL ASSETS		35,649,371	33,618,733
CURRENT LIABILITIES			
Payables		1,423,421	1,153,896
Interest-bearing liabilities		-	-
Provisions		188,045	208,807
TOTAL CURRENT LIABILITIES		1,611,466	1,362,703
NON-CURRENT LIABILITIES			
Other		-	-
TOTAL NON-CURRENT LIABILITIES		-	-
TOTAL LIABILITIES		1,611,466	1,362,703
NET ASSETS		34,037,905	32,256,030
EQUITY			
Contributed equity	7	36,013,952	30,028,591
Reserves			
Retained losses		(9,042,547)	(6,319,847)
Parent entity interest		26,971,405	23,708,744
Outside equity interest		7,066,500	8,547,286
TOTAL EQUITY		34,037,905	32,256,030

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Economic Entity	
		31 December 2004	31 December 2003
		$	$
Receipts from customers		414,061	82,656
Payments to suppliers and employees		(4,276,921)	(2,422,963)
Interest received		72,738	10,801
Borrowing costs		-	-
Interest paid		-	(1,556)
Net cash provided by (used in) operating activities		(3,790,122)	(2,331,062)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for investment in controlled entities		-	-
Purchase of property, plant and equipment		(15,773)	(27,365)
Purchase of investments		-	-
Loans to controlled entities		-	-
Net cash provided by (used in) investing activities		(15,773)	(27,365)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		5,985,361	2,842,330
Repayment of borrowings		-	(1,624,995)
Proceeds from borrowings		-	-
Net cash provided by (used in) financing activities		5,985,361	1,217,335
Net increase in cash held		2,179,466	(1,141,092)
Cash at 1 July 2004		2,704,637	4,221,755
Cash at 31 Dec 2004	6	4,884,103	3,080,663

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard 1029 "Interim Financial Reporting", Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Adoption of Australian Equivalents to International Financial Reporting Standards.

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board, effective for financial years commencing 1st January 2005.

The company's/economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. Appropriate processes have been set in place to oversee and manage this transition to IFRS which involves:

- the identification of the key differences in accounting policies and disclosures that are likely to arise from the transition to IFRS and their impact on information requirements, reporting and other related processes;
- formulating the changes required to existing policies, processes and systems in order to transition to IFRS;
- implementing the necessary changes to the accounting and business procedures.

The directors are of the opinion that the key differences in accounting policies that would arise from the adoption of the IFRS standards (based on standards issued to date and pending standards) are as summarised below. This summary should not be taken as an exhaustive list of all differences and does not include disclosure, presentation and classification differences that would affect the manner in which transactions or events are presented.

The company/economic entity has not quantified the impact of the differences discussed below. Accordingly, there can be no assurances that the financial performance and financial position of the company/economic entity as reported in this financial report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the company/economic entity are as follows:

- Intangible Assets –
    - Internally generated identifiable intangible assets (goodwill, research expenditure, deferred expenditure etc) will not be recognised as assets in the statement of financial position if they do not meet certain recognition criteria. Such expenditure should be expensed as incurred.
    - Intangible assets (goodwill at cost etc.) can only be revalued if there is an active market for them.
    - Intangible assets which have indefinite lives will be tested for impairment annually but will not be amortised.

- Impairment of Assets – Assets with infinite lives that are not amortised should be subjected to annual impairment tests. All other assets would be subject to impairment tests only when there are indications of impairment. The recoverable amount of an asset is the higher of the net selling price in an active market and its value in use. Value in use is the net present value of the future cash flows that the asset can generate.

- Revaluations of Property, Plant and Equipment and Intangibles - Revaluation increments and decrements relating to revalued property, plant and equipment and intangibles would be recognised on an individual asset basis and not on a class of asset basis.

- Income Tax – Income tax will be calculated on the "balance sheet" approach under which temporary differences are identified for each asset and liability. As tax effects follow the underlying transaction, some tax effects will be recognised in equity.

- Equity-based Compensation – Equity-based compensation in the form of shares and options will be recognised as expenses in the periods in which the employee provides related services.

- Financial Instruments – Derivative financial instruments and hedging activities are to be recognised in the financial statements and most financial instruments must be carried at fair value.

- Effects of Changes in Foreign Exchange Rates - . The financial statements of the company/economic entity may be reported in more than one currency. The company's/economic entity's integrated foreign operations can no longer be translated using the temporal method.

- Government Grants - Government grants will be recognised as income on a systematic basis over the period necessary to match them with the associated costs which they are intended to compensate rather than immediately they are received or become receivable.

We will seek to keep the stakeholders advised as to the impact of these changes as they are studied and finalised.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

	Economic Entity	
	31 December 2004 $	31 December 2003 $

NOTE 2 OPERATING REVENUE

Operating Activities:

	31 December 2004 $	31 December 2003 $
Interest received	72,738	10,801
Trading income	291,143	68,937
Other revenue	1,204	-
Total Revenue	365,085	79,738

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

(A) Operating Revenue and Expenses
Operating profit has been arrived at after including:
Income

	31 December 2004 $	31 December 2003 $
Sales revenue	291,143	68,937
Interest received/receivable from Other entities	72,738	10,801
	363,881	79,738

Expenses

	31 December 2004 $	31 December 2003 $
Borrowing costs paid/due and payable to:		
— Other persons	-	-
Depreciation of property, plant and equipment	41,683	50,635
Total amount charged for depreciation, Amortisation or diminution in value of assets	41,683	50,635
Auditors remuneration	10,400	9,993
Lease rental expenses — operating leases	48,218	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

	Economic Entity	
	31 December 2004 $	31 December 2003 $
NOTE 4 INCOME TAX		
At 31 December 2004, the directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is as follows:		
Revenue losses	9,166,551	7,444,610
Capital losses	-	-

This benefit for tax losses will only be obtained if:

(i) The relevant entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) The relevant entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect the relevant entity in realising the benefit from the deductions for the losses.

The prima facie tax expense on the operating profit before tax differs from the income tax provided in the accounts due primarily to the tax effect of prior year tax losses not previously brought to account.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	31 December 2004 $	31 December 2003 $
Basic earnings per share	-2¢	-2¢
Reconciliation of Weighted Average Numbers of Ordinary Shares used in the Calculation of Earnings per Share		
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	172,654,379	112,063,432
Reconciliation of Earnings used in the Calculation of Earnings per Share		
Operating profit/(loss) after income tax	(4,203,485)	(2,298,602)
Adjustment for preference shares — potential dividends	-	-
Earnings used in the Calculation of Basic Earnings per Share	(4,203,485)	(2,298,602)

Diluted earnings per share is not materially different from basic earnings per share and is not disclosed.

Conversion, Call, Subscription or Issue after 31 December 2004.

Issues since 31 December 2004:

(a) On 12 January 2005 the Company issued 11,149,626 ordinary shares.

(b) On 12 January 2005 the Company issued 700,000 ordinary shares.

There have been no other:

(a) conversions to, calls of, or subscriptions for ordinary shares; or

(b) issues of potential ordinary shares;

since the reporting date and before the completion of these accounts.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

	Economic Entity	
	31 December 2004 $	30 June 2004 $

NOTE 6 CASH ASSETS

Cash assets		
	4,884,103	2,704,637

NOTE 7 CONTRIBUTED EQUITY

(31 December 2004: 204,167,206) ordinary shares fully paid	35,913,952	29,928,591
(31 December 2004: 57,195,456) options	100,000	100,000
	36,013,952	30,028,591

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

NOTE 7 CONTRIBUTED EQUITY (contd)

Movements During The Period:

	Economic Entity	
	31 December 2004 $	**30 June 2004 $**
Ordinary Issued and Paid Up Share Capital		
Opening balance at the beginning of the reporting period	29,928,591	20,581,477
Issue of 6,569,413 fully paid ordinary shares-August 2003	-	1,111,700
Issue of 5,687,500 fully paid ordinary shares-September 2003	-	949,995
Issue of 5,300,000 fully paid ordinary shares-September 2003	-	1,000,000
Issue of 1,946,994 fully paid ordinary shares-September 2003	-	308,000
Issue of 8,792,453 fully paid ordinary shares-November 2003	-	983,885
Issue of 298,507 fully paid ordinary shares-December 2003	-	40,000
Issue of 16,213,141 fully paid ordinary shares-February 2004	-	2,165,000
Issue of 19,882,669 fully paid ordinary shares-February 2004	-	2,812,412
Issue of 21,865,740 fully paid ordinary shares-September 2004	5,856,500	-
Issue of 85,000 fully paid shares pursuant to option exercise December 2004	17,000	-
Issue of 13,600,000 fully paid ordinary shares-December 2004	-	-
Funds received pursuant to option exercise December 2004	338,452	-
Transaction costs relating to share issues	(226,591)	(23,878)
At reporting date	35,913,952	29,928,591

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

NOTE 7 CONTRIBUTED EQUITY (contd)

Movements During The Period:

	Economic Entity	
	31 December 2004 $	**30 June 2004 $**
$0.20 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 21,760,000 exercisable at 20 cents before 12 January 2005	100,000	100,000
Issue of 600,000 options issued October 2003 exercisable at 20 cents before 12 January 2005	-	-
Exercise of 85,000 options at 20 cents in December 2004	-	-
At reporting date 21,675,000 options exercisable at 20 cents before 12 January 2005	100,000	100,000
$0.40 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 18,662,586 exercisable at 40 cents before 12 January 2006	-	-
Issue of 4,727,000 options on November 2003 exercisable at 40 cents before 12 January 2006	-	-
Issue of 10,857,870 options on September 2004 exercisable at 40 cents before 12 January 2006	-	-
At reporting date 29,520,456 options exercisable at 40 cents before 12 January 2006	-	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

NOTE 7 CONTRIBUTED EQUITY (contd)
Movements During The Period:

	Economic Entity	
	31 December 2004 $	30 June 2004 $
$0.60 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 3,000,000 exercisable at 60 cents before 12 January 2006	-	-
At reporting date 3,000,000 options exercisable at 60 cents before 12 January 2006	-	-
$1.00 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 3,000,000 exercisable at $1.00 before 12 January 2006	-	-
At reporting date 3,000,000 options exercisable at $1.00 before 12 January 2006	-	-

NOTE 8 CONTINGENT LIABILITIES

Contingent liabilities of parent entity

On 13 May 2002 the Company entered into a five year employment contract with Mr K Russeth. The contract provides for payment of a salary of $150,000 per annum plus superannuation plus a car allowance of $20,000. In the event of termination the Company is required to pay six months salary in lieu of termination.

On 1 November 2001 the Company entered into a five year employment contract with Mr R Orr. The contract provides for payment of a salary of $100,000 per annum plus superannuation. In the event of termination the Company is required to pay six months salary in lieu of termination.

Contingent liability of controlled entity QRSciences Limited.

Keenfern Pty Ltd, a company associated with Olga Sawtell, a former director of QRSciences made a statutory demand for $55,000 against QRSciences. QRSciences responded to the statutory demand by commencing proceedings in the Supreme Court of Western Australia against Ms Olga Sawtell, and Keenfern Pty Ltd. QRSciences is claiming damages against Ms Sawtell for alleged breaches of her duties as a director, breach of fiduciary duties and duty of care and also for misleading and deceptive conduct. The damages claimed by QRSciences are yet to be quantified.

Ms Sawtell and Keenfern Pty Ltd have filed a counterclaim in these proceedings in the sum of approximately $450,000 in respect of alleged unpaid consulting fees and expenses. QRSciences has been advised by its lawyers that it has good prospects of setting aside the statutory demand, of prosecuting the action against and defending the counterclaim made by Ms Sawtell and Keenfern Pty Ltd. QRSciences intends to continue to defend these actions.

QRSciences terminated a consultancy agreement with Mr. Grayem Forrest. Mr. Forrest is claiming unpaid expenses and consultancy amounting to approximately $26,000 per month for a period of two years to 26 September 2003. Mr. Forrest has commenced proceedings in the Supreme Court of Western Australia against the QRSciences. QRSciences is currently negotiating to settle the action.

QRSciences has applied to the British High Court seeking interpretation and clarification of a clause within the BTG contract in relation to QRScience's right to acquire ownership of the BTG patent portfolio in certain circumstances. As at the date of this report, the application has been heard before the British High Court although no judgment has yet been delivered. The parties to the action are attempting to negotiate a settlement of this matter.

Except for the above no other material contingent liabilities exist at balance date or at the date of completion of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004 (contd.)

NOTE 9 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the Company has:

Continued to fund QRSciences by way of a drawdown loan facility secured by way of a fixed and floating charge over the intellectual property of QRSciences.

In January 2005, option holders in the Company converted 11,149,626 options expiring on 12 January 2005 to raise $2,246,925 to increase the Company's cash position.

The Company gave notice on February 15 2005 declaring that its takeover offer was free from the conditions set out in Holdings' bidder's statement.

Holdings' voting power in QRSciences at the time of this report was 91.2%. Holdings intend to compulsorily acquire the remaining QRSciences Shares at the completion of the offer.

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years.

NOTE 10 NON CASH FINANCING AND INVESTMENT ACTIVITIES

There were no other transactions or events during the half year which affected assets and liabilities and did not result in cash flows.

DIRECTORS' DECLARATION

In the opinion of the Directors of QRSciences Holdings Limited:

1. the financial statements and notes, as set out on pages 10 to 23:

   (a) comply with the Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the financial position as at 31 December 2004 and performance for the half year ended on that date, of the economic entity.

2. in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 28th day of February 2005 at Perth, Western Australia.



K Russeth
DIRECTOR

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS

ABN 75 368 525 284

Level 3, 12 St Georges Terrace
Perth , Western Australia 6000
Telephone +61 8 9225 5355
Facsimile +61 8 9225 6181
PO Box Y3019
East St Georges Terrace
Perth, Western Australia, 6832
Email info@msbg.com.au
Website www.msbg.com.au

28 February 2005

The Directors
Level 32
QRSciences Holdings Ltd
2 The Esplanade
PERTH WA 6000

Dear Directors

AUDITOR INDEPENDENCE DECLARATION IN ACCORDANCE WITH SECTION 307C OF THE CORPORATIONS ACT 2001

As lead engagement partner for the review of QRSciences Holdings Limited for the half year ended 31 December 2004, I declare that, to the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to the review.

Yours faithfully



Neil Pace
Partner

A member of the Moore Stephens International Limited Group of Independent Firms

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

INDEPENDENT REVIEW REPORT TO THE MEMBERS

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS
ABN 75 368 525 284
Level 3, 12 St Georges Terrace
Perth , Western Australia 6000
Telephone +61 8 9225 5355
Facsimile +61 8 9225 6181
PO Box Y3019
East St Georges Terrace
Perth , Western Australia, 6832
Email info@msbg.com.au
Website www.msbg.com.au

Scope

We have reviewed the financial report of QRSciences Holdings Limited and controlled entities comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to and forming part of the financial statements for the half year ended 31 December 2004.

The financial report includes the consolidated financial report of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent review of this financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report, as defined in the scope section of this review report, of QRSciences Holdings Limited and controlled entities is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.




MOORE STEPHENS BG — NEIL PACE
CHARTERED ACCOUNTANTS — PARTNER
Dated this 28th day of February 2005 at Perth, Western Australia